Morgan, Lewis & Bockius

c/o 19th Floor,

Edinburgh Tower, The Landmark

15 Queen’s Road Central, Hong Kong

Direct: +852.3551.8500

Fax: +852.3006.4346

www.morganlewis.com

WRITER’S DIRECT LINE

+86.21.8022.8568

WRITER’S EMAIL

mathew.lewis@morganlewis.com

November 24, 2023

Confidential

Ms. Christine Torney

Ms. Angela Connell

Ms. Doris Stacey Gama

Mr. Alan Campbell

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Cuprina Holdings (Cayman) Limited
Response to the Staff’s Comments on Draft Registration Statement on Form F-1 Submitted on October 13, 2023 CIK No. 0001995704

Dear Ms. Torney, Ms. Connell, Ms. Gama, Mr. Campbell:

On behalf of our client, Cuprina Holdings (Cayman) Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated November 9, 2023 on the Company’s draft registration statement on Form F-1 confidentially submitted on October 13, 2023. Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission for confidential review pursuant to the Jumpstart Our Business Startups Act.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Partners:

Edwin Luk, June Chan, Connie Cheung, Keith Cheung*#, William Ho, David Liao, Charles Mo, Billy Wong and Yan Zeng

Registered Foreign Lawyers:

Eli Gao (New York), Maurice Hoo (California), Alice Huang (California), Mathew Lewis (New York), Louise Liu (New York), Vivien Yu (New South Wales), and Ning Zhang (New York)

*China-Appointed Attesting Officer

#Notary Public of Hong Kong

19th Floor Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong	+852.3551.8500 +852.3006.4346

Cover Page

1.	Please revise your prospectus cover page to reference and briefly describe the Representative’s Warrants.

In response to the Staff’s comment, the Company has revised the cover page of the Revised Draft Registration Statement to briefly describe the Representative’s Warrants.

Prospectus Summary

Overview, page 3

2.	We note your statements here and on pages 57 and 74 that your expertise in biomedical research allows you to develop innovative cosmeceutical products. However, your disclosure on page 30 indicates that you have contracted with third parties to develop all of your cosmeceutical products. Please revise your disclosure here and throughout, as appropriate, to clarify, if true, that you do not develop your cosmeceutical products.

In response to the Staff’s comment, the Company has revised the disclosure on pages 3, 57, 74 and 75 of the Revised Draft Registration Statement.

3.	Please revise the Prospectus Summary, where appropriate, as well as the Management section beginning on page 128 to disclose your “controlled company” status and to discuss the related consequences for investors, including that you will rely on certain exemptions from corporate governance rules. Please also revise to disclose the identity of your controlling shareholder.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 9 and 133 of the Revised Draft Registration Statement.

4.	Please revise your Prospectus Summary to clarify, if true, that you may not be able to successfully develop product candidates incorporating bullfrog collagen and/or medical leeches and that such products may not receive regulatory approval. Please also revise your discussion of your revenues to include net income (loss) for the periods presented.

In response to the Staff’s comment, the Company has revised the disclosure on pages 3, 57 and 74 of the Revised Draft Registration Statement.

5.	Please revise your Prospectus Summary to reflect your disclosures on pages 135 and F-21 that you owed US$2.1 million to your controlling shareholder as of December 31, 2022 and that the amounts owed are due on demand without an agreement.

In response to the Staff’s comment, the Company has revised the disclosure on page 13 of the Revised Draft Registration Statement.

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Corporate History and Structure, page 7

6.	You state that Cuprina Holdings (Cayman) Limited will become the ultimate holding company of your operating subsidiaries and you include a chart depicting your corporate structure assuming your internal group reorganization has been completed. Please disclose when you expect the reorganization to be completed or otherwise advise. Please also revise this chart here and on page 53 to show your controlling shareholder and the percentage of your ordinary shares it will own following the offering.

In response to the Staff’s comment, the Company has revised the disclosure on pages 7 and 53 of the Revised Draft Registration Statement.

Risk Factors, page 14

7.	We note you are in the process of compiling the 21 CFR Part 820 dossier for an FDA 510(k) clearance and that you will also undertake the relevant ISO 10993 biocompatibility tests. Please include a risk factor discussing the risks associated with not receiving FDA 510(k) clearance, not obtaining the results needed in the ISO 10993 test or failing to receive other regulatory approvals and the impact this would have on your plan to list your product candidate(s) on the Medical Device Administrative Control System in Hong Kong and on your business as a whole.

In response to the Staff’s comment, the Company has revised the disclosure on page 17 of the Revised Draft Registration Statement to include a risk factor discussing the risks associated with not receiving FDA 510(k) clearance, not obtaining the results needed in the ISO 10993 test or failing to receive other regulatory approvals and the impact this would have on its business as a whole. With respect to the Staff’s comment on the listing of products on the Medical Device Administrative Control System in Hong Kong, we respectfully submit that there is currently no specific legislative control over the importation and sale of medical devices in Hong Kong. In addition, the listing of medical devices on the Medical Device Administrative Control System in Hong Kong is voluntary. Therefore, even if the Company’s products do not receive FDA 510(k) clearance or approvals from other regulatory authorities, their listings on the system will not be affected. The Company has chosen not to include this disclosure in the risk factor as the Company considers such disclosure to be remedial in nature and not appropriate for disclosure in the Risk Factors section.

8.	We note you began selling your MEDIFLY products in Hong Kong beginning in March 2023 and that you plan to expand into mainland China. Please revise to include a discussion of the risks associated with operating in Hong Kong and mainland China including (i) that the Chinese government may intervene or influence your operation at any time and (ii) that you or your subsidiary may be required to obtain additional permission or approval from Chinese authorities to operate your business in Hong Kong and/or mainland China.

In response to the Staff’s comment, the Company has revised the disclosure on page 35 of the Revised Draft Registration Statement.

Use of Proceeds, page 48

9.	Please revise your Use of Proceeds section to clarify which new markets you expect to target and which products you plan to develop with the proceeds from the offering.

In response to the Staff’s comment, the Company has revised the disclosure on page 48 of the Revised Draft Registration Statement.

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Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Components of Results of Operations

Operating expenses, page 60

10.	The expense categories on your Statement of Operations appear to include a mixture of classifications by both nature and function. For example, you include separate line items for payroll and employee benefits as well as depreciation expense. However, a portion of these expenses appear to be included in your cost of revenues and presumably research and development. In the interest of transparency, please consider revising to present your expense categories by function and include a line item for general and administrative expenses.

In response to the Staff’s comment, the Company respectfully submits that it prefers not to revise the presentation of expenses in its Statement of Operations for the following reasons:

(i)	The current presentation complies with US GAAP and does not conflict with any compliance requirements.

(ii)	The current presentation in fact provides better transparency by separately showing payroll expenses and depreciation expenses that are not directly related to the Company’s revenue generation. This is in contrast to combining them under a single line item called “general and administrative expenses”.

(iii)	The transparency concern raised by the Staff can be addressed by including further explanations in the Revised Draft Registration Statement.

To address the Staff’s concerns regarding transparency, the Company has revised the disclosure on pages 60 of the Revised Draft Registration Statement to clarify that certain payroll and employee benefits and depreciation and amortization expenses are included in cost of revenues.

Research and Development Costs, page 61

11.	We note disclosures that the Company’s research and development costs, “primarily consist of the costs incurred by us on research and collaboration works conducted with NTU for the extraction and formulation of bullfrog collagen and related products.” We also note disclosures that the Company has “two lines of chronic wound care products in our pipeline we expect to achieve commercialization over 2024 and 2025.” Please explain why there are no research and development costs associated with the two wound care products in your pipeline. Please also revise to provide disaggregated disclosure of both your internal and external research and development costs by nature.

In response to the Staff’s comment, the Company has revised the disclosure on page 61 of the Revised Draft Registration Statement.

Market and Industry Data, page 73

12.	We note your statements that (i) you have not independently verified market and industry data from third-party sources and (ii) your internal research has not been verified by any independent source. These statements may imply an inappropriate disclaimer of responsibility with respect to such information. Please either delete these statements or specifically state that you are liable for such information.

In response to the Staff’s comment, the Company has revised the disclosure on page 73 of the Revised Draft Registration Statement.

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Business

Our Competitive Strengths, page 75

13.	You make several assertions regarding the safety and efficacy of your product candidates. Safety and efficacy determinations are solely within the authority of the FDA or applicable foreign regulators. You may present clinical trial end points and objective data resulting from trials without concluding efficacy and you may state that your product candidates are well tolerated, if accurate. Please revise or remove statements/inferences throughout your prospectus that your product candidates which have yet to be approved are safe and/or effective. For instance, and without limitation, we note the following statements about your product candidates:

●	“our chronic wound care product utilizing medical grade leeches... has been proven to be effective in the treatment of several different types of wounds.” (pg. 75)
●	“We believe the efficacy of our products will result in...” (pg.75)
●	“Our products are well-positioned for increased adoption owing to their clinical efficacy and cost-effectiveness compared to conventional wound care products.” (pg. 75)
●	“A number of single patient observation-based case studies...provide further evidence of the efficacy of hirudotherapy in the management of chronic wounds.” (pg. 87)

To the extent these statements are intended to reference your approved MEDIFLY product, please revise your disclosure accordingly.

In response to the Staff’s comment, the Company has revised the disclosure on pages 75, 84, 87, 96 and 100 of the Revised Draft Registration Statement.

Our Business Strategies

Expand into new geographic markets through strategic partnerships, page 77

14.	You state that “[t]o achieve [y]our strategic objectives, [you] have entered into various collaboration agreements with local partners in Saudi Arabia, Hong Kong, and mainland China.” Please identify each agreement and include a discussion, where appropriate, to describe all material terms of the agreements, including a description of each party’s rights and obligations, a quantification of any payment obligations and a summary of the term and termination provisions. In addition, please file these agreements as exhibits in accordance with Item 601(b)(10) of Regulation S-K. Alternatively, please advise.

In response to the Staff’s comment, the Company has revised the disclosure on pages 77, 91 and 92 of the Revised Draft Registration Statement. In addition, the Company has filed the relevant collaboration agreements as exhibits 10.3, 10.4 and 10.5 to the Revised Draft Registration Statement.

Bullfrog collagen related products, page 85

15.	We note you are currently in the process of compiling the 21 CFR Part 820 dossier for an FDA 510(k) clearance and that you expect to conduct a pre-submission to the FDA by the end of 2023. Please revise to briefly explain the 510(k) clearance process, to state whether your bullfrog collagen sponge dressing is expected to be a Class I, II, or III medical device and to disclose whether you will be required to conduct clinical trials. To the extent you believe you will not be required to conduct clinical trials to obtain FDA approval, please revise to provide the basis for this belief. Please also revise to clarify that there is no guarantee that your product candidates will obtain FDA approval.

In response to the Staff’s comment, the Company has revised the disclosure on page 86 of the Revised Draft Registration Statement.

16.	Please include a short description of the ISO 10993 biocompatibility tests.

In response to the Staff’s comment, the Company has revised the disclosure on page 86 of the Revised Draft Registration Statement.

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Our Pipeline for Wound Care Products

Hirudotherapy, page 85

17.	You state that your relevant R&D work for hirudotherapy has begun and that you expect to make the therapy available in several markets subject to the completion of the relevant R&D work, among other things. Please specify the relevant R&D work that has begun and the remaining R&D work.

In response to the Staff’s comment, the Company has revised the disclosure on page 85 of the Revised Draft Registration Statement.

Selected Published Studies on Our Pipeline Products

Bullfrog Collagen, page 87

18.	We note your table on page 88 depicting a comparative analysis of various sources of collagen with the bullfrog analysis provided by the company. Please revise to discuss how you determined bullfrog collagen’s suitability and that it has no significant disadvantages.

In response to the Staff’s comment, the Company has revised the disclosure on pages 87 and 88 of the Revised Draft Registration Statement. The Company respectfully submits that the analysis regarding collagen sourced from bullfrog, as previously mentioned on page 88 of the Draft Registration Statement, was based on the Company’s own internal research and development data. While the Company believes such analysis to be accurate, as it has never been published and cannot otherwise be supported by third-party sources, it has opted to exclude the comparative analysis from the Revised Draft Registration Statement.

Our Commercialized Cosmeceutical Product, page 89

19.	Please revise your Business section, where appropriate, to describe the material terms of your agreement with Full Crimp Milk LLP and file the agreement as an exhibit to your registration statement.

In response to the Staff’s comment, the Company has revised the disclosure on page 90 of the Revised Draft Registration Statement. In addition, the Company has filed the relevant agreement as exhibit 10.6 to the Revised Draft Registration Statement.

Our Cosmeceutical Pipeline Products

ENDURE Muscle Energy Cream, page 90

20.	You state that ENDURE Muscle Energy Cream is in the manufacturing process as of June 30, 2023 and that you plan to launch the product by the end of the third quarter of 2023. Please clarify if ENDURE Muscle Energy Cream has been commercialized or if your timeline has been delayed.

In response to the Staff’s comment, the Company has revised the disclosure on page 90 to be consistent with the timeline as disclosed elsewhere in the Revised Draft Registration Statement.

Activ Labs Cool Relief Muscle Patch, page 90

21.	You state you plan to launch the Activ Lab Cool Relief Muscle Patch by the end of the third quarter of 2023. Please clarify if you have launched such product or if your timeline has been delayed.

In response to the Staff’s comment, the Company has revised the disclosure on page 90 to be consistent with the timeline as disclosed elsewhere in the Revised Draft Registration Statement.

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Research and Development, page 91

22.	We note your statement that you have entered into cooperative relationships with renowned research institutions, universities, and companies to bolster your R&D capabilities. Please revise to describe the material terms of these agreements and to file them as exhibits to your registration statement.

In response to the Staff’s comment, the Company has revised the disclosure on pages 95 and 96 of the Revised Draft Registration Statement. In addition, the Company has filed the relevant agreements as exhibits 10.7 and 10.8 to the Revised Draft Registration Statement.

23.	Please revise your descriptions of the NTU agreements to disclose:

●	all payments made to date;
●	the aggregate amount of potential commercial milestone payments;
●	the royalty rate, or a range no greater than 10 percentage points per tier;
●	the expiration date;
●	any termination provisions; and
●	the current status of the parties’ research pursuant to the industry research collaboration agreement.

Please also file each agreement as an exhibit to your registration statement.

In response to the Staff’s comment, the Company has revised the disclosure on pages 95 and 96 of the Revised Draft Registration Statement. In addition, the Company has filed the relevant agreements as exhibits 10.7 and 10.8 to the Revised Draft Registration Statement.

24.	We note your statement on page 83 that the production process of bullfrog collagen will be compliant with FDA 510(k) standards. To the extent that the FDA has not approved your production process, please revise to clarify that this goal is aspirational.

In response to the Staff’s comment, the Company has revised the disclosure on page 95 of the Revised Draft Registration Statement.

Sales and Marketing, page 94

25.	You state that your sales and marketing team consist of four country managers and one business development lead. Please identify where each country manager and the development lead are located.

In response to the Staff’s comment, the Company has revised the disclosure on page 96 of the Revised Draft Registration Statement.

Competition, page 98

26.	You state that for your cosmeceutical business there are currently no direct competitors that commercially offer bullfrog collagen-based cosmeceutical products that you intend to possibly develop and commercialize in the future and that your bullfrog collagen is superior. Please revise your disclosure to clarify, if true, that you do not currently sell any products that incorporate bullfrog collagen and that there is no guarantee that you will ever sell these products.

In response to the Staff’s comment, the Company has revised the disclosure on page 100 of the Revised Draft Registration Statement.

Our Regulatory Roadmap and Approval Timeline, page 98

27.	We note your statement that you expect to complete the 510(k) submission process by the beginning of the fourth quarter of 2023. Please revise to provide an update on the status of this submission. Please also revise throughout this section to clarify that there is no guarantee that your products will be approved in the jurisdictions referenced in this section.

In response to the Staff’s comment, the Company has revised the disclosure on pages 100 and 101 of the Revised Draft Registration Statement.

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Intellectual Property, page 100

28.	Please revise this section to describe the patents and intellectual property you have licensed from NTU.

In response to the Staff’s comment, the Company has revised the disclosure on page 103 of the Revised Draft Registration Statement.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Consolidation, page F-9

29.	Please disclose how the Company accounts for its 49% equity interest in Cuprina MENA Co. Ltd. In this regard, you describe this entity as a subsidiary of the company on page F- 22, but on page 54 describe it as an associate.

The Company respectfully submits that the accounting for joint ventures such as Cuprina MENA Co. Ltd. is disclosed on page F-11 of the Revised Draft Registration Statement under “Investments at equity.” As Cuprina MENA Co. Ltd. was incorporated after December 31, 2022, there were no activities or balances of this entity reflected in the consolidated financial statements. For the avoidance of doubt, the Company has revised the disclosure on pages 63 and F-22 of the Revised Draft Registration Statement to remove the paragraph regarding income taxes in Saudi Arabia. In addition, the Company has revised the disclosure on pages F-7 and F-8 to remove Cuprina MENA Co. Ltd. from the corporate structure chart and table, given that it is not being consolidated into the Company's financial statements.

Revenue Recognition, page F-11

30.	Please disclose the terms of your product returns policy and how the Company accounts for and estimates returns. Additionally, quantify and include disclosures about any revenue dilution items such as discounts for early payment, rebates, and returns that are deducted from gross revenue. If discounts for early payment, rebates, and returns do not apply to the Company, please disclose this fact.

In response to the Staff’s comment, the Company has revised the disclosure on pages 71 and F-12 of the Revised Draft Registration Statement.

31.	Please define and quantify the payment terms you disclose as, “upon completion of the overall service and treatment.” If there is variability in the overall service and treatment term, provide disclosure of the range in time that is typical for a patient.

In response to the Staff’s comment, the Company has revised the disclosure on pages 71 and F-12 of the Revised Draft Registration Statement.

32.	Please provide the Company’s revenue recognition policy for the hydrating balm product in your cosmeceuticals operations. In your disclosures, include qualitative and quantitative information for balm’s product returns policy.

In response to the Staff’s comment, the Company has revised the disclosure on pages 71 and F-12 of the Revised Draft Registration Statement.

General

33.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

In response to the Staff’s comment, the Company respectfully submits that it has had no written communications with potential investors and has not authorized any third party to do so on its behalf, and it has no current plans to conduct any such communication with potential investors. To the extent that the Company intends to present to potential investors in reliance on Section 5(d) of the Securities Act, the Company will contact the Staff member associated with the review of its filing to submit relevant materials.

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If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +86.21.8022.8568 or via e-mail at ProjectLuna@morganlewis.com.

Very truly yours

By:	/s/ Mathew Lewis
Mathew Lewis
Partner

cc:	David Quek Yong Qi, Director and Chief Executive Officer, Cuprina Holdings (Cayman) Limited
Chan Tat Jing, Financial Controller, Cuprina Holdings (Cayman) Limited
Michael J. Blankenship, Esq., Winston & Strawn LLP

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